                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                                 ------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. 5)/1/

                          Interfoods of America, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.001 Par Value
--------------------------------------------------------------------------------
                        (Title of Class and Securities)


                                  458973-10-4
--------------------------------------------------------------------------------
                                (CUSIP Number)


                    Mark A. Fullmer, Phelps Dunbar, L.L.P.
       365 Canal Street, Suite 2000, New Orleans, LA 70130 (504)566-1311
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               February 27, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

                              (Page 1 of 7 Pages)


------------------------
         /1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in the prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

CUSIP No. 458973-10-4                 13D                  Page 2 of 7 Pages

--------------------------------------------------------------------------------

(1)      NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven M. Wemple

--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                         (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
(3)      SEC USE ONLY


--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS: OO

--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [_]
--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

--------------------------------------------------------------------------------
                                                 : (7)  SOLE VOTING POWER
                                                 :      0 shares
                                                 :
                                                 :------------------------------
                                                 : (8)  SHARED VOTING POWER
NUMBER OF SHARES                                 :      2,359,571 shares
BENEFICIALLY OWNED BY EACH                       :
REPORTING PERSON WITH                            :------------------------------
                                                 : (9)  SOLE DISPOSITIVE POWER
                                                 :      0 shares
                                                 :
                                                 :------------------------------
                                                 : (10) SHARED DISPOSITIVE POWER
                                                 :      2,359,571 shares
                                                 :
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,359,571 shares

--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                             [_]
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         47.1%

--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON: IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 458973-10-4                   13D                    Page 3 of 7 Pages

--------------------------------------------------------------------------------

(1)      NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert S. Berg

--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                         (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS: OO
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [_]
--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

--------------------------------------------------------------------------------
                                                : (7) SOLE VOTING POWER
                                                :     188,000 shares

                                                :-------------------------------
                                                : (8) SHARED VOTING POWER
NUMBER OF SHARES                                :     2,367,571 shares

BENEFICIALLY OWNED BY EACH                      :-------------------------------
REPORTING PERSON WITH                           : (9) SOLE DISPOSITIVE POWER
                                                :     0 shares

                                                :-------------------------------
                                                : (10) SHARED DISPOSITIVE POWER
                                                :      2,367,571 shares
                                                :
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,555,571 shares

--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                             [_]
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         50.1%

--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON: IN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 458973-10-4                   13D                    Page 4 of 7 Pages

--------------------------------------------------------------------------------

(1)      NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Interfoods Acquisition Corp.

--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                         (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS: OO

--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [_]
--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         Nevada

--------------------------------------------------------------------------------
                                                : (7)  SOLE VOTING POWER
                                                :      2,359,571 shares

                                                :-------------------------------
                                                : (8)  SHARED VOTING POWER
NUMBER OF SHARES                                :      0 shares

BENEFICIALLY OWNED BY EACH                      :-------------------------------
REPORTING PERSON WITH                           : (9)  SOLE DISPOSITIVE POWER
                                                :      2,359,571 shares

                                                :-------------------------------
                                                : (10) SHARED DISPOSITIVE POWER
                                                :      0 shares
                                                :
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,359,571 shares

--------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                             [_]
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         47.1%

--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON: CO

--------------------------------------------------------------------------------

________________________________________________________________________________

CUSIP No. 458973-10-4                 13D                      Page 5 of 7 Pages

--------------------------------------------------------------------------------

                Pursuant to Rule 13d-2 promulgated by the Securities and Exchange Commission (the "Commission") under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment No. 5 to the statement of beneficial ownership on Schedule 13D discloses changes in the statement on Schedule 13D filed with the Commission on March 30, 1998, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 thereto filed jointly by Robert S. Berg, Steven M. Wemple and Interfoods Acquisition Corp. (the "Acquisition Corp.") with the Commission on October 24, 2001, November 28, 2001, December 14, 2001, and February 8, 2002, respectively. The Acquisition Corp., Mr. Berg and Mr. Wemple are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons." All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on
Schedule 13D and any amendments thereto.

Item 6.         Contracts, Arrangements, Understandings or
                Relationships with Respect to Securities of the Issuer

         Mr. Berg is a party to an Addendum to Midnuptial Agreement with his former wife, Lourdes T. Berg, dated April 30, 1997, pursuant to which Mr. Berg was granted the voting rights of 188,000 shares of Common Stock owned of record by Lourdes T. Berg and an option to purchase at any time 100,000 shares of Common Stock from Lourdes T. Berg. Lourdes T. Berg exercises sole dispositive power of the 188,000 shares of Common Stock owned of record by her.

         On June 30, 2001, Mr. Berg, Mr. Wemple and Interfoods of America, Inc. ("Interfoods") entered into a Stock Redemption Agreement (the "Agreement") providing for, among other things, restrictions on the sale or transfer of Common Stock by a party to the Agreement without the consent of the other parties to the Agreement and the redemption by Interfoods of Common Stock owned by Mr. Berg and Mr. Wemple at the date of their death. The Agreement provided that if either Mr. Berg or Mr. Wemple intended to dispose of his shares of Common Stock he must first offer his shares to the other parties to the Agreement in the manner and at the price determined in accordance with the Agreement. Upon the death of Mr. Berg and Mr. Wemple, the Agreement provided for Interfoods' redemption of all shares of Common Stock owned by the estates of Mr. Berg and Mr. Wemple at a price of $6.43 per share in the case of Mr. Wemple and $6.09 per share in the case of Mr. Berg. Those prices were intended to reflect the fair market value of their shares of Common Stock and their significant contribution to Interfoods' successful operations. The Agreement also provided for Interfoods' purchase of a $6,000,000 life insurance policy on the life of Mr. Berg and a $4,000,000 life insurance policy on the life of Mr. Wemple. Interfoods is the owner and beneficiary of each life insurance policy and pays the premiums on those policies.

         On February 6, 2002, Mr. Berg contributed to the Acquisition Corp. 1,476,719 shares of Interfoods Common Stock for an equivalent number of shares of common stock of the Acquisition Corp. On February 6, 2002, Mr. Wemple contributed to the Acquisition Corp. 932,352 shares of Interfoods Common Stock for an equivalent number of shares of common stock of the Acquisition Corp.

________________________________________________________________________________

CUSIP No. 458973-10-4                 13D                      Page 6 of 7 Pages

--------------------------------------------------------------------------------


         On February 27, 2002, Interfoods, the Acquisition Corp., Mr. Berg and Mr. Wemple entered into an Amended and Restated Stock Redemption Agreement (the "Amended and Restated Agreement"). The Amended and Restated Agreement revised the Agreement as follows:

         -        Interfoods and the Acquisition Corp. agreed that if either Mr.
                  Berg or Mr. Wemple dies prior to the completion of the merger of the Acquisition Corp. with and into Interfoods as described in Amendment Number 4 to this Schedule 13D, then Interfoods shall purchase, and the Acquisition Corp. shall sell, such number of shares of Interfoods Common Stock owned by the Acquisition Corp. that is equivalent to the number of shares of common stock of the Acquisition Corp. owned by the decedent.

         - The purchase price for shares of Interfoods Common Stock to be redeemed by Interfoods upon the death of Mr. Berg or Mr. Wemple was revised so that it is now based on only the fair market value of the shares rather than the price set forth in the Agreement. Fair market value of the shares to be redeemed by Interfoods shall be determined by the parties specified in the Agreement or by arbitration if such parties are unable to agree upon the fair market value of the shares.

         This summary of the Agreement and the Amended and Restated Agreement does not purport to be complete, and is qualified in its entirety by reference to the compete text of the Agreement and the Amended and Restated Agreement, copies of which are filed, respectively, as Exhibit E and Exhibit F hereto and are incorporated herein by reference.

         Each Reporting Person intends to vote his or its shares of Common Stock in favor of the Merger and the Merger Agreement. Except as set forth in this statement, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of Interfoods, including but not limited to, transfer of or voting of any of the securities of Interfoods, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of Interfoods.

Item 7.           Material to be Filed as an Exhibit

         Exhibit  A -      Joint Filing Agreement dated February 6, 2002 by and
                           among the Reporting Persons (filed as Exhibit A to
                           Amendment No. 4 to the Statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 8, 2002 and incorporated herein by reference)

         Exhibit  B -      Proposal Letter dated October 22, 2001 from Messrs.
                           Berg and Wemple to the Board of Directors of Interfoods (filed as Exhibit B to Amendment No. 1 to the Statement on Schedule 13D filed by Messrs. Berg and Wemple with the

________________________________________________________________________________

CUSIP No. 458973-10-4                 13D                      Page 7 of 7 Pages

--------------------------------------------------------------------------------

                           Securities and Exchange Commission on October 24, 2001 and incorporated herein by reference)

         Exhibit  C-       Agreement and Plan of Merger dated December 21, 2001
                           by and between Interfoods and the Acquisition Corp.
                           (filed as Annex A to Interfoods' Preliminary Proxy
                           Statement on Schedule 14A filed with the Securities and Exchange Commission on January 15, 2001 and incorporated herein by reference)

         Exhibit  D-       Addendum to Midnuptial Agreement dated May 10, 1996,
                           by and between Mr. Berg and Lourdes T. Berg (filed as
                           Exhibit (d) to Interfoods' Schedule 13e-3 filed with the Securities and Exchange Commission on January 15,
                           2001 and incorporated herein by reference)

         Exhibit  E-       Stock Redemption Agreement dated June 30, 2001 by and
                           among Mr. Berg, Mr. Wemple and Interfoods

         Exhibit  F-       Amended and Restated Stock Redemption Agreement dated
                           February 27, 2002 by and among Mr. Berg, Mr. Wemple,
                           Interfoods and the Acquisition Corp.

         Exhibit  G-       Amendment Number One to Agreement and Plan of Merger
                           dated February 28, 2002 by and between Interfoods and the Acquisition Corp.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                    Dated: February 28, 2002


                                                    /s/ Steven M. Wemple
                                                    -------------------------
                                                             Steven M. Wemple


                                                    /s/ Robert S. Berg
                                                    -------------------------
                                                               Robert S. Berg


                                                    INTERFOODS ACQUISITION CORP.


                                                    By: /s/ Robert S.  Berg
                                                    ----------------------------
                                                      Robert S. Berg, President

                                                                       EXHIBIT E

                          STOCK REDEMPTION AGREEMENT
                          --------------------------


         THIS STOCK REDEMPTION AGREEMENT ("Agreement") made this 30th day of June, 2001, by and between ROBERT S. BERG and STEVE WEMPLE (hereinafter individually referred to as "Berg" and "Wemple" or "Stockholder" and collectively referred to as "Stockholders"), and INTERFOODS OF AMERICA, INC. (hereinafter referred to as the "Corporation"), organized and existing under the laws of the State of Florida/Nevada, with its principal place of business at 9400 South Dadeland Boulevard, Suite 720, Miami, FL 33156.

                             W I T N E S S E T H:
         WHEREAS, Berg and Wemple, are principal Stockholders of Corporation, Berg currently owning 1,476,719 shares of common stock and Wemple currently owning 932,352 shares of common stock of the outstanding and issued shares of stock of Corporation; and

         WHEREAS, the parties to this Agreement believe that it is in their mutual best interests to provide for continuity and harmony in management and the policies of the Corporation, and

         WHEREAS, therefore, it is their mutual purpose (a) to provide for the purchase by the Corporation of a Stockholder's shares should he desire to dispose of any of his stock in the Corporation during his lifetime, (b) to provide for the purchase by the Corporation of a Stockholder's interest therein in the event of his death, and (c) to provide the funds necessary to carry out such purchase.

         NOW, THEREFORE, in consideration of the mutual agreements and covenants contained herein and for other valuable considerations paid by the Parties hereto each to the other, the receipt and sufficiency of which is hereby acknowledged, it is mutually agreed and covenanted by and among the Parties to this Agreement as follows:

         Article 1. No Stockholder shall during his lifetime transfer, encumber or dispose of his stock interest in the Corporation except as provided below.

         For purposes hereof, an offer in writing from an independent third party non-related to a Stockholder to purchase shares of a Stockholder accompanied by a deposit of at least ten (10%) percent of the proposed purchase price is defined as a bona fide third party offer (a "Third Party Offer").

         If a Stockholder should desire to dispose of his stock in the Corporation during his lifetime, absent a Third Party Offer, he shall first offer in writing to sell all of his stock to the Corporation at a price determined in accordance with the provisions of Article 3. If the Corporation does not purchase all of the shares of stock so offered within 30 days after receipt of such written offer, said shares of stock shall be offered in writing at the same price to the other Stockholder. If the stock is not purchased by the other Stockholder within 30 days of the receipt of the written offer to him, the

Stockholder desiring to sell his stock may sell it to any third party upon receipt of any Third Party Offer.

         Upon a Stockholder receiving any Third Party Offer which he is desirous of accepting, such Stockholder shall first give the Corporation and the other Stockholder written notice thereof and the right to purchase the stock which is the subject matter of the Third Party Offer. Such written notice shall be accompanied by a true copy of the Third Party Offer and the Corporation and other Stockholder shall have 30 days from receipt of such notice within which to elect to purchase the stock offered for sale on the same terms and conditions and for the same purchase price as that contained in the Third Party Offer. If the Corporation or the other Stockholder do not elect to purchase the shares offered for sale under the Third Party Offer within the 30 day period, and sign a like Third Party Offer in favor of the Stockholder desiring to sell, then the Stockholder desiring to sell may complete the transaction under the Third Party Offer but shall not sell said stock to the third party at any lesser price or on any more favorable terms without giving the Corporation and the other Stockholder the right to once again purchase the stock at the reduced price on the more favorable terms.

         Any stock no disposed of shall remain and/or again become subject to the terms of this Agreement.

         Article 2. Upon the death of any Stockholder, the Corporation shall purchase, and the estate of the decedent shall sell, all of the decedent's shares in the Corporation now owned or hereafter acquired. The purchase price of such stock shall be computed in accordance with the provisions of Article 3.

         Article 3. Unless and until changed as provided hereinafter, it is agreed that, the purchase price to be paid for the interest of a Stockholder or a deceased Stockholder as of the date of this Agreement (except in the event of a Third Party Offer) is $9,000,000.00 U.S. as to Berg and $6,000,000.00 U.S. as to Wemple. This price has been agreed upon by the Stockholders and the Corporation as representing the fair value for the stock owned by each of the Stockholders including the goodwill of the Corporation. The Stockholders and the Corporation may agree at any time to redetermine the fair value of the stock in the Corporation and shall redetermine such value of the stock in any event within 30 days following the end of each fiscal year. The value so agreed upon shall be endorsed on Schedule A attached hereto and made a part of this Agreement, and such endorsement shall take the following form: "The Undersigned mutually agree on this 30th day of June, A.D. 2001, that for the purpose of this Stock Redemption Agreement, the purchase price of the stock of the Corporation held by Berg is $9,000,000.00 U.S. and by Wemple is $6,000,000.00 U.S. Signed /s/ Robert S. Berg (Berg), /s/ Steven M. Wemple (Wemple) and /s/ Robert S. Berg,
-------------------------  --------------------              ------------------
CEO (Corporation)." If the Stockholders and the Corporation fail to make a redetermination of value for a particular year, the last previously stipulated value shall control except that if the Stockholders and the Corporation have not so redetermined the value within the 24 months immediately preceding the death of a Stockholders then the value of a Stockholder's interest shall be agreed upon by the representative of the deceased Stockholder and the Corporation through its remaining Stockholder. If they do not agree upon a valuation within 30 days of receipt by the Corporation of the written offer to sell, arbitration shall be used, with the withdrawing Stockholder and the Corporation each naming one arbitrator. If the two arbitrators cannot agree upon a value within 30 days, they shall appoint a third arbitrator, and the decision of the majority shall be binding upon all parties. In determining values by arbitration, life insurance proceeds and cash surrender values shall not be taken into account. Provided, however, in no event shall the value for any Stockholder's share ever be less than that initially set forth in this Agreement.

         Article 4. The Corporation is the applicant, owner and beneficiary of the following life insurance policies issued by the National Life of Vermont.

         Policy #2335350 insuring the life of Robert S. Berg in the amount of $6,000,000.00.

         Policy #2335352 insuring the life of Steve Wemple in the amount of $4,000,000.00.

         The Corporation agrees to pay premiums on the insurance policies taken out pursuant to this Agreement and shall give proof of payment of premiums to the Stockholders whenever any one of them shall request such proof. If a premium is not paid within 30 days after its due date, the insured shall have the right to pay such premium and be reimbursed therefor by the Corporation. The Corporation shall have the right to purchase additional insurance on any or all of its Stockholders, such additional policies shall be listed in Schedule B, attached hereto and made a part of this Agreement along with any substitution or withdrawal of insurance policies subject to this Agreement. In the event that the Corporation decides to purchase additional insurance on any Stockholder each Stockholder hereby agrees to cooperate fully by performing all the requirements of the insurer which are necessary conditions precedent to the issuance of insurance policies. The Corporation shall be the sole owner of the policies issued to it, and it may apply any dividends toward the payment of premiums.

         Article 5. (a) In the event of a purchase and sale during a Stockholder's lifetime pursuant to Article 1, other than a sale under a Third Party Offer, the purchase price shall be paid in ten (10) equal consecutive annual installments. The first installment shall be due on the date of closing and the remaining nine (9) installments shall be paid on said date in each subsequent year. The unpaid balance of such purchase price shall be evidenced by a series of negotiable promissory notes executed by the purchaser to the order of the seller with interest at floating prime rate, based upon the prime rate promulgated from time to time by Bank of America but not greater than ten (10%) percent per annum and not less than seven (7%) percent per annum.

                       (b) In the event of a purchase and sale at the death of a Stockholder, the purchase price shall be paid in one lump sum as soon as is practical after receipt by the Corporation of the life insurance proceeds payable by reason of the Stockholder's death and in any event within six months of the Stockholder's death. The proceeds of any life insurance shall be used by Corporation for the purpose of completing purchase of the shares of stock from the deceased Stockholder. If the purchase price exceeds the proceeds of such life insurance, the balance of the purchase price in excess of the life insurance proceeds shall be pain in equal consecutive annual installments over a period of five (5) years beginning one (1) year after the Stockholder's death. The unpaid balance of such purchase price shall be evidenced by a series of negotiable promissory notes executed by the Corporation to the order of the decedent Stockholder's estate with interest at the floating prime rate, based upon the prime rate promulgated from time to time by Bank of America but not greater than ten (10%) percent per annum and not less than seven (7%) percent per annum.

                     (c) The notes referred to in Sections (a) and (b) above shall provide for the acceleration of the due date of all unpaid notes in the series upon default in the payment of any note or interest thereon and shall provide that upon the default of any payment of interest or principal, all notes shall become due and payable immediately, such notes shall give the purchaser the option of prepayment in whole or in part.

                     (d) To the extent that any unpaid balance remains outstanding with respect to a purchase and sale hereunder, all of the shares of stock purchased in the transaction shall be pledged to the seller to secure the full payment of the purchase price. So long as the purchaser is not in default, said purchaser shall have all voting and dividend rights in said stock.

         Article 6. This Agreement is intended to apply to all shares of stock owned from time to time by the Stockholders. If any Stockholder shall acquire additional shares subsequent to the date hereof, or his shares shall be reduced subsequent to the date hereof, then the purchase price for the shares in Article 3 shall be proportionally increased or decreased, and such proportional increase or reduction in the purchase price shall be applicable whenever shares are acquired or disposed of subsequent to the last endorsed value on Schedule A.

         Article 7. If any Stockholder disposes of all of his stock in the Corporation during his lifetime or if this Agreement terminates before the death of a Stockholder, then such Stockholder shall have the right to purchase the policy or policies on him owned by the Corporation by paying an amount equal to the cash surrender value, if any, as of the date of transfer, less any existing indebtedness charged against the policy or policies. This right shall lapse if not exercised within 30 days after such disposal or termination.

         Article 8. Each Stockholder has endorsed his stock certificates in blank and has deposited the certificates with the Secretary of the Corporation who is authorized and directed to write on the face of each stock certificate the following:

         "This certificate is held subject to the Stock Retirement Agreement dated June 30, 2001."

Such endorsement and deposit shall not affect the right of the Stockholder to vote the stock and receive the dividends thereon until a binding purchase and sale agreement has been executed pursuant to this Agreement. The Secretary shall hold and deliver the stock certificate in accordance with the provisions of this Agreement.

         Article 9. This Agreement may be modified, amended, or terminated by a writing signed by all of the Stockholders and the Corporation.

         Article 10. This Agreement shall terminate upon the occurrence of any of the following events:

         (1) The written agreement of all of the Stockholders of the Corporation, or

         (2)  The bankruptcy, receivership or dissolution of the Corporation, or

         (3) The death of all Stockholders within a period of 30 days, subject to compliance by the Corporation and estate of the Stockholder with the sale and purchase provisions hereof.

         Article 11. The executor, administrator or personal representative of a deceased Stockholder shall execute and deliver any and all documents or legal instruments necessary or desirable to carry out the provisions of this Agreement. This Agreement shall be binding upon the Stockholders, their heirs, legal representatives, successors and assigns, and upon the Corporation, its successors and assigns. This Agreement shall be governed by the laws of the State of Florida notwithstanding the fact that one or more of the parties to this Agreement is now or may become a resident or citizen of a different state.

        Article 12. Notwithstanding the provisions of this Agreement, any insurance company which has issued a policy of insurance subject to provisions of this Agreement is hereby authorized to act in accordance with the terms of such policies as if the Agreement did not exist, and the payment or other performance of its contractual obligations by any such insurance company in accordance with the terms of any such policy shall completely discharge such company from all claims, suits and demands of all persons whatsoever.

         Article 13. If the Corporation is unable to make any purchase required of its hereunder because of the provisions of the applicable statutes or of its charter or bylaws, the Corporation agrees to take such action as may be necessary to permit it to make such purchases, and the Stockholders who are parties to this Agreement agree that they will also take such action as may be necessary for the Corporation to make such purchases.

         IN WITNESS WHEREOF, the Parties hereunto have executed this Agreement at Miami, in the County of Miami-Dade, State of Florida.

WITNESSED BY:
                                               INTERFOODS OF AMERICA, INC.


/s/ Kara Nordstrom                             By: /s/ Steven M. Wemple
-----------------------------------                -----------------------------
                                                       Its President


                                               /s/ Robert S. Berg
                                               ---------------------------------
                                               Stockholder: Robert S. Berg

/s/ Kara Nordstrom
-----------------------------------
                                               /s/ Steven M. Wemple
                                               ---------------------------------
As to all Parties                              Stockholder: Steve Wemple

                                 SCHEDULE "A"
                                 ------------

                  ANNEXED TO STOCK REDEMPTION AGREEMENT DATED
                            JUNE __, 2001, BETWEEN
                       ROBERT S. BERG, STEVE WEMPLE AND
                          INTERFOODS OF AMERICA, INC.


         The Undersigned mutually agree that as of the _____ day of ______, 20__, the purchase price of the stock of the Corporation held by Robert S. Berg is $______________________ for ______________ shares and the purchase price of the stock of the Corporation held by Steve Wemple is $___________________ for _____________ shares.

                                                 INTERFOODS OF AMERICA, INC.


________________           ________________      By: ___________________________
Robert S. Berg             Steve Wemple          Name: __________________
                                                       Its President


         The Undersigned mutually agree that as of the _____ day of ______, 20__, the purchase price of the stock of the Corporation held by Robert S. Berg is $______________________ for ______________ shares and the purchase price of the stock of the Corporation held by Steve Wemple is $___________________ for _____________ shares.

                                                 INTERFOODS OF AMERICA, INC.


________________           ________________      By: ___________________________
Robert S. Berg             Steve Wemple          Name: __________________
                                                       Its President


         The Undersigned mutually agree that as of the _____ day of ______, 20__, the purchase price of the stock of the Corporation held by Robert S. Berg is $______________________ for ______________ shares and the purchase price of the stock of the Corporation held by Steve Wemple is $___________________ for _____________ shares.

                                                 INTERFOODS OF AMERICA, INC.


________________           ________________      By: ___________________________
Robert S. Berg             Steve Wemple          Name: __________________
                                                       Its President

                                 SCHEDULE "B"
                                 ------------

                    ADDITIONAL INSURANCE POLICIES (IF ANY)
                    --------------------------------------

Policy No. __________________ issued by _________________________________ to
Corporation on life of Robert S. Berg.

Policy No. __________________ issued by _________________________________ to
Corporation on life of Steve Wemple.

                                                                       EXHIBIT F

                             AMENDED AND RESTATED
                          STOCK REDEMPTION AGREEMENT

         THIS AMENDED AND RESTATED STOCK REDEMPTION AGREEMENT (the "Amended and Restated Agreement") made this 27th day of February, 2002, by and among Robert
S. Berg ("Berg"), Steven M. Wemple ("Wemple"), Interfoods Acquisition Corp., a Nevada corporation ("Interfoods Acquisition"), and Interfoods of America, Inc., a Nevada corporation (the "Corporation"). After the completion of the Merger (as defined below), Berg and Wemple are referred to herein individually as a "Stockholder" and collectively as the "Stockholders."

                             W I T N E S S E T H:

         WHEREAS, Berg, Wemple and the Corporation entered into a Stock Redemption Agreement dated June 30, 2001 (the "Original Agreement");

         WHEREAS, on the date of the original agreement Berg was the record owner of 1,476,719 shares of the Corporation's common stock and Wemple was the record owner of 932,352 shares of the Corporation's common stock;

         WHEREAS, on December 21, 2001, Berg and Wemple formed Interfoods Acquisition and the Corporation entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger (the "Merger") of Interfoods Acquisition with and into the Corporation with the Corporation as the entity surviving the merger;

         WHEREAS, on February 6, 2002 Berg contributed to the Interfoods Acquisition 1,476,719 shares of the Corporation's common stock for an equivalent number of shares of Interfoods Acquisition's common stock

         WHEREAS, on February 6, 2002 Wemple contributed to Interfoods Acquisition 932,352 shares of the Corporation's common stock for an equivalent number of shares of Interfoods Acquisition's common stock; and

         WHEREAS, the parties to the Original Agreement desire to amend and restate that agreement as set forth hereinbelow.

         NOW, THEREFORE, in consideration of the mutual agreements and covenants contained herein and for other valuable considerations paid by the Parties hereto each to the other, the receipt and sufficiency of which is hereby acknowledged, it is mutually agreed and covenanted by and among the Parties to this Agreement as follows:

         Article 1. This Article 1 shall govern the rights of the Stockholders after the completion of the Merger. No Stockholder shall during his lifetime transfer, encumber or dispose of his stock interest in the Corporation except as provided below.

         For purposes hereof, an offer in writing from an independent third party non-related to a Stockholder to purchase shares of a Stockholder accompanied by a deposit of at least ten (10%) percent of the proposed purchase price is defined as a bona fide third party offer (a "Third Party Offer").

         If a Stockholder should desire to dispose of his stock in the Corporation during his lifetime, absent a Third Party Offer, he shall first offer in writing to sell all of his stock to the Corporation at a price equal to the fair market value of such shares of stock as determined by the selling Stockholder and the Corporation. If the selling Stockholder and the Corporation are unable to agree upon the fair market value of such shares within 30 days of the commencement of discussion, then the fair market value of such shares shall be determined by the arbitration process described in
Article 3. If the Corporation does not purchase all of the shares of stock so offered within 30 days after the determination of the fair market value of the shares, said shares of stock shall be offered in writing at the same price to the other Stockholder. If the stock is not purchased by the other Stockholder within 30 days of the receipt of the written offer to him, the Stockholder desiring to sell his stock may sell it to any third party upon receipt of any Third Party Offer.

         Upon a Stockholder receiving any Third Party Offer which he is desirous of accepting, such Stockholder shall first give the Corporation and the other Stockholder written notice thereof and the right to purchase the stock which is the subject matter of the Third Party Offer. Such written notice shall be accompanied by a true copy of the Third Party Offer and the Corporation and other Stockholder shall have 30 days from receipt of such notice within which to elect to purchase the stock offered for sale on the same terms and conditions and for the same purchase price as that contained in the Third Party Offer. If the Corporation or the other Stockholder do not elect to purchase the shares offered for sale under the Third Party Offer within the 30 day period, and sign a like Third Party Offer in favor of the Stockholder desiring to sell, then the Stockholder desiring to sell may complete the transaction under the Third Party Offer but shall not sell said stock to the third party at any lesser price or on any more favorable terms without giving the Corporation and the other Stockholder the right to once again purchase the stock at the reduced price on the more favorable terms.

         Any stock not disposed of shall remain and/or again become subject to the terms of this Agreement.

         Article 2. Upon the death of either Berg or Wemple prior to the Merger, the Corporation shall purchase, and Interfoods Acquisition shall sell, such number of shares of common stock of the Corporation owned by Interfoods Acquisition that is equivalent to the number of shares of common stock of Interfoods Acquisition owned by the decedent. Upon the death of any Stockholder after the Merger, the Corporation shall purchase, and the estate of the decedent shall sell, all of the decedent's shares in the Corporation now owned or hereafter acquired. The purchase price of such stock in either instance shall be computed in accordance with the provisions of Article 3.

         Article 3. Interfoods Acquisition and the Corporation before the Merger, and the estate of Berg or Wemple, as applicable, and the Corporation after the Merger, shall determine the fair market value of the shares of common stock of the Corporation to be purchased by the Corporation hereunder as of the date of death of Berg or Wemple, as applicable. If the parties required to determine the fair market value of such shares of common stock are unable to agree upon the fair market value of such shares within 60 days of the death of Berg or Wemple, as applicable, then arbitration shall be used to determine such fair market value with each party naming one arbitrator. If the two arbitrators cannot agree upon a value within 30 days, they shall appoint a third arbitrator, and the decision of the majority of arbitrators as to the fair market value of the shares of common stock to be purchased by the Corporation shall be binding upon all parties.

         Article 4. The Corporation is the applicant, owner and beneficiary of the following life insurance policies issued by the National Life of Vermont.

         Policy #2335350 insuring the life of Robert S. Berg in the amount of $6,000,000.00.

         Policy #2335352 insuring the life of Steve Wemple in the amount of $4,000,000.00.

         The Corporation agrees to pay premiums on the insurance policies taken out pursuant to this Agreement and shall give proof of payment of premiums to the Stockholders whenever any one of them shall request such proof. If a premium is not paid within 30 days after its due date, the insured shall have the right to pay such premium and be reimbursed therefor by the Corporation. The Corporation shall have the right to purchase additional insurance on any or all of its Stockholders, such additional policies shall be listed in Schedule A, attached hereto and made a part of this Agreement along with any substitution or withdrawal of insurance policies subject to this Agreement. In the event that the Corporation decides to purchase additional insurance on any Stockholder each Stockholder hereby agrees to cooperate fully by performing all the requirements of the insurer which are necessary conditions precedent to the issuance of insurance policies. The Corporation shall be the sole owner of the policies issued to it, and it may apply any dividends toward the payment of premiums.

         Article 5. (a) In the event of a purchase and sale during a Stockholder's lifetime pursuant to Article 1, other than a sale under a Third Party Offer, the purchase price shall be paid in ten (10) equal consecutive annual installments. The first installment shall be due on the date of closing and the remaining nine (9) installments shall be paid on said date in each subsequent year. The unpaid balance of such purchase price shall be evidenced by a series of negotiable promissory notes executed by the purchaser to the order of the seller with interest at floating prime rate, based upon the prime rate promulgated from time to time by Bank of America but not greater than ten (10%) percent per annum and not less than seven (7%) percent per annum.

                     (b) In the event of a purchase and sale at the death of Berg or Wemple, the purchase price shall be paid in one lump sum as soon as is practical after receipt by the

Corporation of the life insurance proceeds payable by reason of Berg or Wemple's death, as applicable, and in any event within six months of the Stockholder's death. The proceeds of any life insurance shall be used by Corporation for the purpose of completing purchase of the shares of stock from Interfoods Acquisition before the Merger and the estate of the deceased Stockholder after the Merger. If the purchase price is less than the proceeds of the life insurance, the Corporation shall retain the excess as general working capital. If the purchase price exceeds the proceeds of such life insurance, the balance of the purchase price in excess of the life insurance proceeds shall be pain in equal consecutive annual installments over a period of five (5) years beginning one (1) year after the Stockholder's death. The unpaid balance of such purchase price shall be evidenced by a series of negotiable promissory notes executed by the Corporation to the order of the decedent Stockholder's estate with interest at the floating prime rate, based upon the prime rate promulgated from time to time by Bank of America but not greater than ten (10%) percent per annum and not less than seven (7%) percent per annum.

          (c) The notes referred to in Sections (a) and (b) above shall provide for the acceleration of the due date of all unpaid notes in the series upon default in the payment of any note or interest thereon and shall provide that upon the default of any payment of interest or principal, all notes shall become due and payable immediately, such notes shall give the purchaser the option of prepayment in whole or in part.

          (d) To the extent that any unpaid balance remains outstanding with respect to a purchase and sale hereunder, all of the shares of stock purchased in the transaction shall be pledged to the seller to secure the full payment of the purchase price. So long as the purchaser is not in default, said purchaser shall have all voting and dividend rights in said stock.

         Article 6. This Agreement is intended to apply to all shares of stock owned from time to time by Interfoods Acquisition and the Stockholders.

         Article 7. If Interfoods Acquisition or any Stockholder disposes of all of their stock in the Corporation during the lifetime of Berg or Wemple or if this Agreement terminates before the death of a Stockholder, then Berg or Wemple, as applicable, shall have the right to purchase the policy or policies on him owned by the Corporation by paying an amount equal to the cash surrender value, if any, as of the date of transfer, less any existing indebtedness charged against the policy or policies. This right shall lapse if not exercised within 30 days after such disposal or termination.

         Article 8. The stock certificates evidencing shares of the Corporation's common stock covered by this Amended and Restated Agreement shall bear the following legend:

         "This certificate is held subject to the Amended and Restated Stock Redemption Agreement dated February 27, 2002."


         Article 9. This Agreement may be modified, amended, or terminated by a writing signed by all of the Stockholders and the Corporation.

         Article 10. This Agreement shall terminate upon the occurrence of any of the following events:

         (3) The written agreement of all of the Stockholders of the Corporation, or

         (4) The bankruptcy, receivership or dissolution of the Corporation, or

         (3) The death of Berg and Wemple within a period of 30 days, subject to compliance by the Corporation with the sale and purchase provisions hereof.

         Article 11. The executor, administrator or personal representative of a deceased Stockholder shall execute and deliver any and all documents or legal instruments necessary or desirable to carry out the provisions of this Agreement. This Agreement shall be binding upon the parties hereto and their respective heirs, legal representatives, successors and assigns. This Agreement shall be governed by the laws of the State of Nevada notwithstanding the fact that one or more of the parties to this Agreement is now or may become a resident or citizen of a different state.

         Article 12. Notwithstanding the provisions of this Agreement, any insurance company which has issued a policy of insurance subject to provisions of this Agreement is hereby authorized to act in accordance with the terms of such policies as if the Agreement did not exist, and the payment or other performance of its contractual obligations by any such insurance company in accordance with the terms of any such policy shall completely discharge such company from all claims, suits and demands of all persons whatsoever.

         Article 13. If the Corporation is unable to make any purchase required of its hereunder because of the provisions of the applicable statutes or of its charter or bylaws, the Corporation agrees to take such action as may be necessary to permit it to make such purchases, and the Stockholders who are parties to this Agreement agree that they will also take such action as may be necessary for the Corporation to make such purchases.

         IN WITNESS WHEREOF, the Parties hereunto have executed this Agreement at Miami, in the County of Miami-Dade, State of Florida.

WITNESSED BY:
                                          INTERFOODS OF AMERICA, INC.


/s/ Kara Nordstrom                        By: /s/ Steven M. Wemple
---------------------------------             ----------------------------------
                                                  Its President


                                          INTERFOODS ACQUISITION CORP.


                                          By: /s/ Robert S. Berg
                                              ----------------------------------
                                                  Its President


                                          /s/ Robert S. Berg
                                          --------------------------------------
                                                  Robert S. Berg
/s/ Kara Nordstrom
---------------------------------         /s/ Steven M. Wemple
                                          --------------------------------------
As to all Parties                             Steven M. Wemple

                                 SCHEDULE "A"
                                 ------------

                    ADDITIONAL INSURANCE POLICIES (IF ANY)
                    --------------------------------------

Policy No. __________________ issued by _________________________________ to
Corporation on life of Robert S. Berg.


Policy No. __________________ issued by _________________________________ to
Corporation on life of Steven Wemple.

                                                                       EXHIBIT G

                             AMENDMENT NUMBER ONE
                                      TO
                         AGREEMENT AND PLAN OF MERGER


         This Amendment Number One to Agreement and Plan of Merger dated as of February 28, 2002 (the "Amendment") is entered into by and between Interfoods Acquisition Corp., a Nevada corporation ("Newco"), and Interfoods of America, Inc., a Nevada corporation (the "Company").

         WHEREAS, Newco and the Company are parties to the Agreement and Plan of Merger dated as of December 21, 2001 (the "Agreement");

         WHEREAS, Newco and the Company desire to amend the Agreement as set forth hereinbelow; and

         WHEREAS, unless otherwise defined herein, capitalized terms shall have the meanings given to them in the Agreement.

         NOW THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

         1.       Amendment of Agreement. Effective as of the date of this
                  ----------------------
Amendment, the last sentence of Section 2.1(e) of the Agreement is deleted in its entirety and the following is inserted in lieu thereof:

                  "For purposes of calculating such payment, the fair market value of a fraction of a Note at the Effective Time shall be .699301 multiplied by the principal amount of the fractional Note that otherwise would have been issued and rounded up to the nearest one-tenth of a cent."

         2.       Remaining Provisions in Full Force. Except as provided above,
                  ----------------------------------
all other provisions of the Agreement shall remain in full force and effect. Nothing in this Amendment is intended to modify or effect in anyway the rights and obligations of the parties arising under the Agreement prior to the date hereof.

         IN WITNESS WHEREOF, each of the parties have caused this Amendment to be executed on its behalf by its officers thereunto duly authorized on and as of the date first written above.

                                     INTERFOODS OF AMERICA, INC.


                                     By: /s/ Steven M. Wemple
                                        ----------------------------------------
                                             Steven M. Wemple, President

                                     INTERFOODS ACQUISITION CORP.


                                     By: /s/ Robert S. Berg
                                        ----------------------------------------
                                             Robert S. Berg, President

                                      G-2